Exhibit 99.1

ASX ANNOUNCEMENT

28 November 2013

Withdrawal of Nomination

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) refers to the Company’s Notice for the 2013 Annual General Meeting of shareholders which is to be held on Friday, 29 November 2013 (the “AGM”) and, specifically, to Resolution 3 in which Mr. Benjamin Silluzio was to seek election as a Director of Genetic Technologies Limited.

Mr. Silluzio has advised that he wishes to withdraw his nomination for election as a Director at the AGM.  As a result, he will cease to be a Director of the Company at the conclusion of the AGM.

Since joining the Board of GTG, Mr. Silluzio has played an important role in assisting the Company with its recent capital raisings, having introduced it to a number of investors who have since become shareholders.  Due to a number of commitments with other public companies, Mr. Silluzio advises that he no longer has sufficient time available to continue in his role as a Director of GTG.

The Board would like acknowledge the contribution made to the Company by Mr. Silluzio during his time as a Director and would like to wish him well for the future.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040